FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on approval obtained for the Gansu Ganhekou second wind power project of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on May 21, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:   Company Secretary

Date:    May 21, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
APPROVAL OBTAINED FOR THE GANSU GANHEKOU SECOND WIND POWER PROJECT

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Huaneng Power International, Inc. (the “Company”) announced that its 100% owned Gansu Ganhekou Second Wind Power Project has recently been approved by the National Development and Reform Commission of the PRC.

The total planned installed capacity of Ganhekou Second Wind Power Project is 199.5 MW. The total investment amount of the project is estimated to be approximately RMB2.037 billion, of which 33.3% is equity capital to be funded by the Company. The remaining investment will be funded by bank loans.

The project does not constitute any transaction under Chapter 14 and 14A of the Listing Rules.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

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As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC

21 May 2009

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